Exhibit 99.2

Canadian Supplement to Management’s Discussion and Analysis

for the six months ended June 30, 2010

This document supplements the Management’s Discussion and Analysis (MD&A) for June 30, 2010 and has been prepared as of August 9, 2010, pursuant to Section 5.2 of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102).

The unaudited consolidated financial statements of Cardiome Pharma Corp. as at and for the three and six months ended June 30, 2010 are prepared in accordance with United States generally accepted accounting principles used in the United States of America (U.S. GAAP).  As part of our filing requirements under NI 51-102, we are providing this supplement to our MD&A for the six months ended June 30, 2010 that restates, based on financial information reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian GAAP supplement should be read in conjunction with our June 30, 2010 MD&A and unaudited consolidated financial statements as at and for the three and six months ended June 30, 2010.  Note 12 to our unaudited consolidated financial statements explains and quantifies the material differences between U.S. GAAP and Canadian GAAP on our financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the statement regarding forward-looking statements set forth in our June 30, 2010 MD&A.  All amounts are expressed in U.S. dollars unless otherwise indicated.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

Our MD&A has been prepared in accordance with U.S. GAAP.  Differences between U.S. GAAP and Canadian GAAP that have the most significant impact on the Company’s financial conditions and results of operations include accounting for stock-based compensation and intangible assets.

Results of Operations

The application of Canadian GAAP would have the following effects on the net income (loss) as reported:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Expressed in thousands of U.S. Dollars
Net income (loss) for the period, U.S.	$4,560	$(732)	$20,033	$(9,976)
GAAP
Patents	(45)	9	(8)	34
In-process research and development	(528)	(476)	(1,057)	(922)
Stock-based compensation	45	(33)	(30)	(35)

Net income (loss) for the period,
Canadian GAAP	4,032	(1,232)	18,938	(10,899)
Basic and diluted income (loss) per
common share, Canadian GAAP	$0.07	$(0.02)	$0.31	$(0.17)

Weighted average number of common shares outstanding,
Canadian GAAP
Basic	60,691,572	63,794,632	60,605,641	63,778,553
Diluted	61,712,846	63,794,632	61,142,919	63,778,553

Cardiome Pharma Corp.

Under Canadian GAAP, our net income for the three months ended June 30, 2010 (Q2-2010) was $4.0 million (three months ended June 30, 2009 (Q2-2009) - net loss of $1.2 million) compared to a net income of $4.6 million (Q2-2009 - net loss of $0.7 million) under U.S. GAAP. Our basic and diluted income per common share was $0.07 for Q2-2010 under Canadian GAAP. Under U.S. GAAP, our basic income per common share was $0.08 and our diluted income per common share was $0.07 for Q2-2010.
Our basic and diluted loss per common share was $0.02 for Q2-2009 under Canadian GAAP and $0.01 under U.S. GAAP.

Under Canadian GAAP, our net income for the six months ended June 30, 2010 was $18.9 million (2009 - net loss of $10.9 million) compared to a net income of $20.0 million (2009 - net loss of $10.0 million) under U.S. GAAP.  Our basic and diluted income per common share was $0.31 for the six months ended June 30, 2010 under Canadian GAAP and $0.33 under U.S. GAAP. Our basic and diluted loss per common share for the six months ended June 30, 2009 was $0.17 under Canadian GAAP and $0.16 under U.S. GAAP.

The reasons for the differences in net income (loss) and income (loss) per common share under U.S. GAAP and Canadian GAAP are outlined below.

Patents

Under U.S. GAAP, patent costs related to internally generated assets developed from research activities are capitalized and amortized on a straight line basis over the estimated useful life of the patent. Under Canadian GAAP, these costs are expensed as incurred.  Under Canadian GAAP, this difference would have resulted in an increase in operating expense and a decrease in net income of $0.05 million for Q2-2010 (Q2-2009 - decrease in net loss of $0.01 million) and $0.01 million for the six months ended June 30, 2010 (2009 - decrease in net loss of $0.03 million)

In-process research and development

Under U.S. GAAP, our acquired license for a clinical-stage drug candidate is classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.  Under Canadian GAAP, this difference would have resulted in an increase in amortization and a decrease in net income (increase in net loss) for Q2-2010 of $0.5 million (Q2-2009 - $0.5 million) and for the six months ended June 30, 2010 of $1.1 million (2009 - $0.9 million)

Stock-Based Compensation

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures. Under U.S. GAAP, we estimate forfeitures for unvested options as a percentage of stock-based compensation.  Under Canadian GAAP, no estimate of forfeitures of unvested options are made. Instead, forfeitures are recorded when they occur. Under Canadian GAAP, this difference would have resulted in a decrease in expenses and an increase in net income for Q2-2010 of $0.05 million (Q2-2009 - increase in net loss of $0.03 million) and an increase in expenses and a decrease in net income (increase in net loss) for the six months ended June 30, 2010 of $0.03 million (2009 - $0.04 million).